SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 5)*


NAME OF ISSUER:  Aerosonic Corporation

TITLE OF CLASS OF SECURITIES:  Common Stock

CUSIP NUMBER:  008015307

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin
     P. O. Box 97, Far Hills, New Jersey 07931      (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    April 25, 1995


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

Check the following if a fee is being paid with the statement:_________. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:  008015307


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b)   X

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:   267,800

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:    267,800

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:     267,800

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   X

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   7.06%

14.      TYPE OF REPORTING PERSON:   PN

Item 1.   SECURITY AND ISSUER

     This Schedule relates to the shares of common stock, par value $.40 per share ("Common Stock"), of Aerosonic Corporation ("Aerosonic"), a corporation organized under the laws of the state of Delaware. The principal executive offices of Aerosonic are located as 1212 No. Hercules Avenue, Clearwater, Florida 34625.

     The capitalized terms used throughout Amendment 5 and the restatement of all prior Amendments, which are not otherwise defined herein, shall have the same meaning as in the original Schedule 13D.

Item 2.   IDENTITY AND BACKGROUND

     (a), (b), and (c) This Schedule is being filed by Asset Value, a New Jersey limited partnership engaged in investing in securities, particularly securities which, for multifarious reasons, are undervalued. The sole general partner of Asset Value is Asset Value Management, Inc., a Delaware Corporation ("Asset Value Management"). Asset Value Management is a wholly-owned subsidiary of Kent Financial Services, Inc. ("Kent"), a Delaware corporation, whose sole business is the operation of T. R. Winston & Company, Inc. ("TRW"), its wholly-owned subsidiary, which is a securities broker-dealer registered with the National Association of Securities Dealers, Inc. ("NASD"). Asset Value, Asset Value
Management, Kent and TRW all maintain offices at 376 Main Street, Bedminster, New Jersey 07921. (See Exhibits A and B of the Schedule 13D originally filed via paper on December 3, 1992, for information, including addresses and principal businesses or occupations, about the executive officers and directors of Asset Value Management and Kent, respectively.)

     (d) During the past five years, neither Asset Value, Asset Value Management, Kent, nor any of the persons listed on Exhibits A and B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Asset Value, Asset Value Management, Kent, nor any of the persons listed on Exhibits A and B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Asset Value is a New Jersey limited partnership, and Asset Value Management and Kent are Delaware corporations.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Through September 14, 1992, TRW had acquired 192,000 shares of Aerosonic Common Stock (the "Shares") in open market purchases commencing in August 1991. On October 15, 1992, TRW sold the Shares to Asset Value for a purchase price of $360,000, the aggregate market value on the date of the sale.

     The aggregate purchase price for the 44,700 additional shares of Aerosonic Common Stock purchased by Asset Value in open market transactions through the close of business on December 3, 1992, is $111,750, including brokerage commissions, if any. Asset Value utilized working capital for the purchase of these shares.

     AMENDMENT NO. 1: Item 3 is hereby amended by the addition of the following:
     The aggregate purchase price for the additional 46,800 Shares purchased by Asset Value in open market transactions (net of sales of Shares) through the close of business on November 9, 1993, is $117,525.71, including brokerage commissions, if any. Asset Value utilized working capital for the purchase of these Shares.

    AMENDMENT NO. 2: Item 3 is hereby amended by the addition of the following:
    Since the previous filing, Asset Value has acquired 42,100 additional Shares at an aggregate purchase price of $104,583.25, including any brokerage commissions. The Shares were acquired in open market transactions from available cash. During the same period 1,000 Shares were sold for $2,987.40, net of brokerage commissions.

    AMENDMENT NO. 3:  Item 3 is hereby amended by the addition of the following:
   Since the previous filing, Asset Value acquired 3,500 additional Shares at an aggregate purchase price of $7,508.50, including any brokerage commissions and sold 15,000 Shares at an aggregate sales price of $31,571.43.

    AMENDMENT NO. 4: Item 3 is hereby amended by the addition of the following:
Since the previous filing, Asset Value sold 73,100 Shares at an aggregate sales price of $159,371.65.

     AMENDMENT NO. 5: Item 3 is hereby amended by the addition of the following:
Since the previous filing, Asset Value acquired 60,000 additional Shares at an aggregate purchase price of $124,952.50, including any brokerage commissions, and sold 32,200 Shares at an aggregate sales price of $71,813.56.

Item 4.   PURPOSE OF TRANSACTION.

     Asset Value will hold the shares of Aerosonic Common Stock for capital appreciation.

     Asset Value currently intends to acquire additional shares of Aerosonic Common Stock from time to time in open market or private transactions but, depending on future developments relating to general economic conditions or alternative investment opportunities, may also determine from time to time, or at any time, to sell or otherwise dispose of some or all of its shares.

     Except as otherwise indicated herein, Asset Value has no plans or proposals which relate to or would result in any of the actions or matters referred to in the text of Item 4 of Schedule 13D, but retains the right to take all such actions as it may deem appropriate to maximize its investment in Aerosonic.

    AMENDMENT NO. 1:  Item 4 is hereby amended by the addition of the following:
    Since the original filing of a Schedule 13D in December 1992, Asset Value has engaged in both purchases and sales of Shares. Asset Value may in the future sell additional Shares, depending on price, general economic conditions or alternative investment opportunities, market conditions and other factors which Asset Value may deem relevant.

    AMENDMENT NO. 3: Item 4 is hereby amended by the addition of the following:
In this filing Asset Value is reporting the sale of 15,000 Shares. Asset Value may in the future sell additional Shares or may purchase additional Shares depending on price, market conditions and other factors which Asset Value may deem relevant.

    AMENDMENT NO. 4:  Item 4 is hereby amended by the addition of the following:
    In this filing Asset Value is reporting the sale of 73,100 Shares. Asset Value may in the future sell additional Shares or may purchase additional Shares depending on price, market conditions and other factors which Asset Value may deem relevant.

   AMENDMENT NO. 5:   Item 4 is hereby amended by the addition of the following:
   In this filing Asset Value is reporting the purchase of 60,000 Shares. Asset Value may in the future sell additional Shares or may purchase additional Shares depending on price, market conditions and other factors which Asset Value may deem relevant.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on December 3, 1992, Asset Value beneficially owned 236,700 shares of Aerosonic Common Stock representing 6.1% of the shares of Aerosonic Common Stock outstanding based on 3,873,740 shares outstanding as reported in the Form 10-Q of Aerosonic for the quarter ended October 31, 1992.

     (b) The information presented in Items 7 through 10 of the cover sheet to this Schedule 13D is incorporated herein by reference.

     (c) Exhibit C hereto sets forth all transactions in Aerosonic Common Stock effected by Asset Value, Asset Value Management, Kent and the persons listed on Exhibits A and B in the sixty days preceding the date of this Statement, the dates of such transactions, and the per share purchase or sale price. The transactions reported herein, unless otherwise indicated, were open market transactions effected in the over-the-counter market.

     AMENDMENT NO. 1: Item 5 is hereby amended to update the information provided as follows:

     (a) As of the close of business on November 9, 1993, Asset Value beneficially owned 283,500 Shares representing 7.4% of the Shares outstanding based on 3,811,980 Shares outstanding as reported in the Form 10-Q of Aerosonic for the quarter ended July 31, 1993.

     AMENDMENT NO. 2: Item 5 is hereby amended to update the information provided as follows:

     (a) As of the close of business on May 17, 1994, Asset Value beneficially owned 324,600 Shares representing 8.5% of the Shares outstanding based on 3,816,000 Shares outstanding as reported in the Form 10-K of Aerosonic for the year ended January 31, 1994.

     AMENDMENT NO. 3: Item 5 is hereby amended to update the information provided as follows:

     (a) As of the close of business on February 13, 1995, Asset Value beneficially owned 313,100 Shares, representing 8.26% of the Shares outstanding based on 3,791,691 Shares outstanding as reported in the Form 10-Q of Aerosonic for the quarter ended October 31, 1994.

     AMENDMENT NO. 4: Item 5 is hereby amended to update the information provided as follows:

     (a) As of the close of business on February 24, 1995, Asset Value beneficially owned 240,000 Shares, representing 6.33% of the Shares outstanding based on 3,791,691 Shares outstanding as reported in the Form 10-Q of Aerosonic for the quarter ended October 31, 1994.

     AMENDMENT NO. 5: Item 5 is hereby amended to update the information provided as follows:

     (a) As of the close of business on April 25, 1995, Asset Value beneficially owned 267,800 Shares, representing 7.06% of the Shares outstanding based on 3,791,691 Shares outstanding as reported in the Form 10-Q of Aerosonic for the quarter ended October 31, 1994.

Item 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     TRW and Aerosonic entered into an Agreement in July 1991 pursuant to which TRW is granted the non-exclusive right to seek potential acquisitions or investments in other businesses for Aerosonic. TRW's compensation, if any, will be based on a completed transaction.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A -    Executive Officers and Directors of Asset Value Management,
                    Inc.
                    (Incorporated herein by reference to Aerosonic Schedule 13D dated December 3, 1992)

     Exhibit B -    Executive Officers and Directors of Kent Financial Services,
                    Inc.
                    (Incorporated herein by reference to Aerosonic Schedule 13D dated December 3, 1992)

     Exhibit C -    All transactions in Aerosonic Common Stock effected in the past sixty days from the date of the original Schedule 13D filed on December 3, 1992 and from the date of each subse-quent amendment.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 26, 1995

                                   ASSET VALUE FUND LIMITED PARTNERSHIP

                                   By:  Asset Value Management, Inc.
                                        General Partner


                                   /S/ JOHN W. GALUCHIE, JR.
                                   -----------------------------
                                   John W. Galuchie, Jr.
                                   Treasurer and Secretary

                                   EXHIBIT C

                                                     NUMBER OF               PRICE
  DATE                                            SHARES PURCHASED         PER SHARE*
- --------                                          ----------------         ----------

ORIGINAL SCHEDULE 13 FILED ON DECEMBER 3, 1992:

10/15/92 .........................................192,000**                $1.875
11/24/92 ......................................... 25,000                   2.50
11/30/92 .........................................  5,700                   2.50
12/01/92 ......................................... 14,000                   2.50

SCHEDULE 13D/A - AMENDMENT 1:

10/05/93 ......................................... 20,000                   3.00
10/05/93 .........................................    200                   3.00
10/06/93 .........................................  4,300                   3.00
10/08/93 .........................................  5,500                   3.00
10/08/93 ......................................... 13,500                   3.00
11/09/93 .........................................  1,000                   2.8125
11/09/95 .........................................  9,000                   2.875

SCHEDULE 13D/A - AMENDMENT 2:

04/28/94 .........................................  1,000                   2.375
04/29/94 .........................................  4,800                   2.375
05/02/94 .........................................  2,100                   2.375
05/03/94 .........................................    500                   2.375
05/05/94 .........................................  2,600                   2.375
05/10/94 ......................................... 10,000                   2.25
05/17/94 .........................................  4,600                   2.125


SCHEDULE 13D/A - AMENDMENT 3:

                                                     NUMBER OF               PRICE
  DATE                                              SHARES SOLD            PER SHARE*
- --------                                          ----------------         ----------


02/13/95 ......................................... 15,000                   2.125


SCHEDULE 13D/A - AMENDMENT 4:

02/16/95 .........................................  1,000                   2.25
02/16/95 ......................................... 12,100                   2.1875
02/21/95 ......................................... 23,000                   2.125
02/24/95 ......................................... 37,000                   2.25

SCHEDULE 13D/A - AMENDMENT 5:

02/27/95 ......................................... 15,000                   2.25
02/28/95 ......................................... 15,000                   2.25
03/16/95 .........................................    200                   2.375
03/23/95 .........................................  1,000                   2.25
04/04/95 .........................................    500                   2.25
04/06/95 .........................................    500                   2.25

                                                     NUMBER OF               PRICE
  DATE                                            SHARES PURCHASED         PER SHARE*
- --------                                          ----------------         ----------

04/25/95 ......................................... 60,000                   2.0625


*Exclusive of brokerage commissions, if any.
**Private transaction.
